UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-33373

CUSIP NUMBER: 20363J 10 7

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COMMUNITY CENTRAL BANK CORPORATION

Full Name of Registrant

N/A
Former Name if Applicable

100 NORTH MAIN STREET, PO BOX 7
Address of Principal Executive Office (Street and Number)

MOUNT CLEMENS, MI 48046-0007
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Completed 2010 Financial Statements

Community Central Bank Corporation (referred to herein on an unconsolidated basis as “CCBC” and on a consolidated basis as “we”, “our”, “us”, or the “Company”) was not able to file a timely Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) by the prescribed due date without unreasonable effort and expense.  As the Company has previously reported, due to significant and unprecedented deterioration in economic conditions during the past couple of years, particularly in its Michigan market area, specifically weakened conditions in the housing and commercial real estate markets, including falling real estate prices, increasing foreclosures and rising unemployment, the Company has experienced a dramatic increase in its non-performing assets, significant losses and a decrease in its capital.  The Company has also been subject to increased regulatory scrutiny due to its financial condition.  As a result, the completion of our financial statements has required more time due to resource constraints and regulatory and capital issues of the Company, including its wholly-owned subsidiary, Community Central Bank.  Further, it is unlikely that we will be able to file our 2010 Form 10-K by April 15, 2011, if at all.

Due to the conditions and events discussed above and as reported in prior reports filed with the Securities and Exchange Commission, we believe substantial doubt exists as to our ability to continue as a going concern.  We have determined that significant additional sources of capital will be required for us to continue operations through 2011 and beyond.  We have previously engaged financial advisors to assist in our efforts to raise additional capital and explore strategic alternatives to address our current and expected capital deficiencies. To date, they have been unsuccessful.  As a result of our financial condition, our regulators are continually monitoring our capital adequacy.  Based on their assessment of our ability to continue to operate in a safe and sound manner, our regulators may take other actions, including further enforcement actions, capital directives or even assumption of control of the Bank, to protect the interests of depositors insured by the FDIC.  If the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations.  If the Company were to cease operations, we do not believe that there would be any assets available to the holders of capital stock of the Company.

The Company expects that its results of operations for the year ended December 31, 2010 will continue to show significant losses, as we experienced in 2009.  The Company report losses for the first nine months of 2010 of $12.2 million, before dividends on preferred shares.  The Company estimates losses for the fourth quarter and year ended December 31, 2010, based on unaudited financial information, to be approximately $4.8 million and $17.0 million, before dividends on preferred shares, respectively.

Community Central Bank’s ratio of total capital to risk-weighted assets was 3.67% and its ratio of Tier 1 capital to total assets was 1.66% as of December 31, 2010, which caused the Bank to be deemed “critically undercapitalized” as of that date under regulatory capital guidelines.  The Bank’s ratio of Tier 1 capital to risk-weighted assets was 2.37% as of December31, 2010.  In order to be “adequately capitalized” under regulatory capital guidelines, an institution’s ratios of total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets must be at least 8.0%, 4.0% and 4.0%, respectively.

Disclosure Regarding Forward-Looking Information

Certain of the statements in this Form 12b-25 may constitute “forward-looking statements” for purposes of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through our use of words such as “may,” “could,” “should,” “would,” “believe,” “intend,” “continue,” “hopeful” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial statements.

These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 under the captions “Disclosure Regarding Forward-Looking Statements,” “Safe Harbor Regarding Forward-Looking Statements,” “Risk Factors,” and otherwise in the Company’s reports and filings that it makes with the Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements, since those statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this Report or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ray T. Colonius	(586)	783-4500
Name	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Community Central Bank Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2011	By:	/s/ Ray T. Colonius
Ray T. Colonius, Chief Financial Officer and Interim Chief Executive Officer